SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                  Form 40-F [  ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                  No [X]

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

PRANA BIOTECHNOLOGY LTD

6-K Items

1	Prana Biotechnology Added To Forbes Neurological Drug Watch List

2	Prana Settles Clioquinol Patent Litigation

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date: August 9, 2004

Prana Biotechnology Added To Forbes Neurological Drug Watch List

Melbourne, Australia — August 9, 2004 - Prana Biotechnology Limited (ASX: PBT, Nasdaq: PRAN) today announced that Forbes.com has once again added Prana to it’s list of “neurological drugs to watch”, highlighting the most promising experimental drugs to treat diseases of the brain and nervous system.

To obtain the web link of Forbes `Neurological Drugs to Watch’, please go to: http://www.forbes.com/sciencesandmedicine/2004/01/26/cx_mh_rl_neurotearsheet.html

# # #

About Prana Prana
is a Melbourne-based biotechnology established in 1997 to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders (Nasdaq: PRAN; ASX: PBT). Prana’s technology was discovered by the company’s researchers at prominent international institutions including Massachusetts General Hospital at Harvard Medical School, the University of Melbourne and the Mental Health Research Institute in Melbourne. For more information about Prana, please visit www.pranabio.com

This press release contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s business strategy and future plans of operation. Forward-looking statements involve known and unknown risks and uncertainties; both general and specific to the matters discussed in this press release. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made by the Company, may cause the Company’s actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company’s expectations or future events.

Contacts:

Jonas Alsenas, CEO of Prana
T. 203-328-3097
E. jalsenas@pranabio.com

Ivette Almeida, Media Relations
T. 212-983-1702 x 209
E. ivette.almeida@annemcbride.com

Rachel Levine, Investor Relations
T. 212-983-1702 x 207
E. rlevine@annemcbride.com

Prana Settles Clioquinol Patent Litigation

Conference Call To Be Hosted

Melbourne, Australia — August 9, 2004: Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT) today announced that Prana and Massachusetts General Hospital have agreed to settle all outstanding litigation with P.N Gerolymatos S.A. (P.N.G.) regarding the exploitation rights to certain patents relating to pharmaceutical compositions and uses of clioquinol (also known as PBT-1). Accordingly, all patent oppositions in Europe and Australia are being withdrawn and the law suits pending before the U.S. District Court for the District of Columbia and the Court of Athens in Greece are being dismissed.

As a result of the settlement, Prana and P.N.G. have agreed to recognize the rights of each other to develop clioquinol in their respective territories. Prana will hold the rights to clioquinol in the United States and Japan, while P.N.G. will hold the rights for European and other territories. Prana has agreed to allot 1.35 million shares which will be held in escrow for twelve months and pay a royalty to P.N.G. on sales in the USA and Japan, Prana will receive a percentage of PNG’s income for the other territories.

Mr. Geoffrey Kempler, Executive Chairman of Prana commented, “Prana now holds issued patents in the US on clioquinol (PBT-1), a drug which has already demonstrated that it can slow down the progression of the disease in a group of moderate to severe Alzheimer’s disease patients. In December 2003, promising Phase II clinical trial results evaluating clioquinol in Alzheimer’s disease were published in the Archives of Neurology. This settlement heralds a very important opportunity for Prana, its an important part of our drug pipeline and allows Prana to undertake further clinical development of clioquinol.”

“Furthermore, the assignment of these patents also complements the position of our newer drugs, including PBT-2, which is now in the final months of toxicology testing before entering Phase 1 clinical trials,” said Mr. Kempler.

Commenting on the settlement, Mr. Panayotis Gerolymatos, President and Chief Executive Officer of P.N. Gerolymatos S.A. stated: “We are pleased to put this litigation behind us. The amicable settlement makes possible the further development of clioquinol and we look forward to working jointly with Prana in this regard.”

Unlike current approved Alzheimer’s therapies that largely treat the symptoms of the disease, clioquinol, PBT-2 and Prana’s other MPAC’s (Metal Protein Attenuating Compound) hold promise to help prevent the progression of the disease.

The Company will conduct a teleconference to discuss the patent litigation, Monday, August 9th, at 5:00 PM US Eastern Time or Tuesday, August 10th at 7 AM Australian Eastern Time. To participate in the call, please dial 1-800-792-0846 from the US or Canada (toll free), or
+1-800-002-092 from Australia, or +1-706-634-1485 from other locations approximately 5 minutes prior to the starting time. A replay of the call will be available from 5:45pm ET on Monday, August 9, 2004, until 11:59pm ET on Tuesday,

August 16. To access the replay, please dial 1-800-642-1687, or +1-706-645-9291 from Australia or other locations.

Webcast will be available at www.pranabio.com.

About Prana Biotechnology Limited
Prana Biotechnology was established to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital as a teaching hospital of Harvard Medical School discovered Prana’s technology.

This press release contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s business strategy and future plans of operation. Forward-looking statements involve known and unknown risks and uncertainties; both general and specific to the matters discussed in this press release. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made by the Company, may cause the Company’s actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company’s expectations or future events.

For further information, please visit our web site at www.pranabio.com.

Contacts:
Dianne Angus, Prana Biotechnology Ltd.
61-3-9349-4906

Ivette Almeida, Media Relations
1-212-983-1702 ext. 209

Rachel Levine, Investor Relations
1-212-983-1702 ext. 207

Donita Boddie, Massachusetts General Hospital
1-617-724-5627